NORDIC AMERICAN OFFSHORE LTD.

c/o Scandic American Shipping Ltd.

Canon’s Court

22 Victoria Street

Hamilton HM EX

Bermuda

June 10, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-7010

Attention:	Susan Block
Attorney-Advisor

Re:	Nordic American Offshore Ltd.
Registration Statement on Form F-4 (File No. 333-194618)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form F-1 filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 9, 2014, as amended, be accelerated so that it will be made effective at 3:30 p.m., Washington D.C. time, on June 12, 2014, or as soon thereafter as practicable, pursuant to
Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).

The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned registrant is aware of its obligations under the Act.

Yours faithfully, NORDIC AMERICAN OFFSHORE LTD.

By:	/s/ Turid M. Sørensen
Name: Title:	Turid M. Sørensen Chief Financial Officer